Exhibit 99.3

 Interim Financial Report  For the half year ended 31 December 2025

Contents

03
Appendix 4D

04
Directors' Report

Safety, ESG and Community	06
Operating and Financial Review	07
North American Lithium (NAL)	08
Growth Projects	10
Elevra Mineral Resources	11
Corporate	12

14
Auditor's Independence Declaration

16
Consolidated Financial Statements

Consolidated Statement of Profit or Loss	16
Consolidated Statement of Comprehensive Income	17
Consolidated Statement of Financial Position	18
Consolidated Statement of Changes in Equity	19
Consolidated Statement of Cash Flows	20

21
Notes to the Financial Statements

1. Reporting Entity	21
2. Basis of Preparation	21
3. New Standards and Interpretations	22

Notes to the Financial Statements

4. Segment Reporting	22
5. Revenue	26
6. Expenses	26
7. Tax	27
8. Earnings per Share	28
9. Inventories	29
10. Property, Plant and Equipment	29
11. Impairment of Non-Financial Assets	30
12. Advances to Affiliates	32
13. Trade and Other Payables	32
14. Interest Bearing Liabilities	33
15. Financial Assets and Liabilities	34
16. Share Capital	37
17. Business Combinations	39
18. Related Party Transactions	42
19. Subsequent Events	42

43
Directors' Declaration

44
Independent Auditor's Review Report

46
Corporate Directory

Elevra Lithium Limited ABN 26 091 951 978

Elevra Interim Financial Report

2

Appendix 4D

Appendix 4D for the half year ended 31 December 2025

Results for Announcement to the Market

	31 December 2025 $'000	31 December 2024 $'000	Change over previous corresponding period %
Revenue from ordinary activities	**86,232**	80,147	Up 8%
Profit/(loss) from ordinary activities after tax attributable to members	**72,619**	(34,196)	Up 312%
Profit/(loss) for the period attributable to members	**72,619**	(34,196)	Up 312%

Dividends

No dividends have been declared or paid by the Company for the half year ended 31 December 2025 (31 December 2024: Nil).

Net Tangible Assets per Security

	31 December 2025 $	31 December 2024 $
Net tangible assets per security	**3.25**	5.25

Changes in Controlled Entities

On 30 August 2025, Sayona Mining Limited and Piedmont Lithium Inc. completed the definitive merger agreement announced on 19 November 2024 following receipt of the requisite shareholder approval. The merger formed a leading North American lithium producer with an approximate 50:50 equity split, prior to dilution, of shareholders of Sayona Mining and Piedmont Lithium. Upon completion of the merger, Piedmont Lithium Inc. and its controlled subsidiaries became wholly owned subsidiaries of Sayona Mining Limited (subsequently Elevra Lithium Limited).

Associates and Joint Ventures

The Group has interests in the following joint arrangements as at 31 December 2025:

			Ownership interest	
Project	Country	Counterparty	31 December 2025 %	31 December 2024 %
Moblan Lithium Project[1]	Canada	Investissement Québec	**60**	60
Morella Lithium Joint Venture[2]	Australia	Morella Corporation Limited	**49**	49
Vallée Lithium Project[3]	Canada	Consolidated Lithium Metals Inc.	**25**	25

(1) The Group has a 60 per cent interest in the Moblan Lithium Project. The project is 40 per cent owned by Investissement Québec.

(2) Morella Corporation Limited satisfied the requirements under the Earn-In Agreement to earn a 51 per cent interest in several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia on 27 November 2022. The Joint Venture Agreement was subsequently executed on 15 July 2024.

(3) On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement to earn a 25 per cent interest in the Vallée Lithium Project located in Québec, Canada.

Audit Review

This report is based on the consolidated financial statements for the half year ended 31 December 2025, which have been reviewed by Ernst & Young and are not subject to dispute or qualification.

Other Information

Additional information required by listing rule 4.2A.3 can be found in the Directors' Report and Consolidated Financial Statements for the half year ended 31 December 2025. This report should be read in conjunction with the 2025 Annual Report.

Elevra Interim Financial Report 3

 Your Directors present their report on Elevra Lithium Limited (the “Company” or “Elevra”) and its controlled entities (the “Consolidated Group” or “Group”) for the half year ended 31 December 2025.  This report is prepared in accordance with the requirements of the Corporations Act 2001 (Cth), with the following information forming part of this report:  Auditor’s Independence Declaration on page 14;  Consolidated Financial Statements on pages 16 to 20;  Directors’ Declaration on page 43;  Independent Auditor’s Review Report on pages 44 to 45; and  Corporate Directory on page 46.  Directors  The following persons held office as a Director of Elevra Lithium Limited during the half year and up to the date of this report, unless otherwise stated:  Ms Christina Alvord1  Appointed 30 August 2025  Mr Jeffrey Armstrong1  Appointed 30 August 2025  Mr Jorge Beristain1  Appointed 30 August 2025  Mr James Brown2  Appointed 14 August 2013  Mr Allan Buckler  Appointed 5 August 2013  Mr Paul Crawford3  Appointed 10 March 2000  Resigned 30 August 2025  Mr Lucas Dow  Appointed 14 February 2024  Ms Dawne Hickton1  Appointed 30 August 2025  Ms Laurie Lefcourt  Appointed 16 October 2024  Mr Philip Lucas3  Appointed 27 August 2023  Resigned 30 August 2025  Directors’ Report  Elevra Interim Financial Report   Ms Alvord, Mr Armstrong, Mr Beristain and Ms Hickton were ex-Piedmont Lithium directors and were appointed as Non-Executive Directors upon completion of the merger between Sayona Mining and Piedmont Lithium on 30 August 2025. Each director was then elected to the board by shareholders at the  21 November 2025 Annual General Meeting.  Mr Brown transitioned from an Executive Director to a Non-Executive Director on 30 August 2025.   Mr Crawford and Mr Lucas resigned as Non-Executive Directors upon completion of the merger between Sayona Mining and Piedmont Lithium on 30 August 2025.  4

 Principal Activities  The principal activities of the Group during the half year were lithium mining and processing at North American Lithium (NAL) and the ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia, Canada, Ghana and the United States, predominantly focusing on lithium.  There were no other significant changes in the Group’s principal activities during the half year.  Significant Changes in the State of Affairs  Merger of Sayona Mining and Piedmont Lithium  On 30 August 2025, Sayona Mining Limited (Sayona)  and Piedmont Lithium Inc. (Piedmont) completed the definitive merger agreement (the Merger) announced on  19 November 2024 following receipt of the requisite shareholder approval. The merger formed a leading North American lithium producer with an approximate 50:50 equity split, prior to dilution, of shareholders of Sayona and Piedmont. The merger is anticipated to create synergies  by integrating production capabilities, expand operational efficiencies and creates a company with a significant project portfolio and stronger financial position to enhance its ability to meet growing demand for lithium products.  Director and Leadership Changes  Concurrent with the Merger, the Group expanded its Board with the appointment of Ms Dawne Hickton, Mr Jeffrey Armstrong, Mr Jorge Beristain, and Ms Christina Alvord as  Non-Executive Directors, effective 30 August 2025. In addition to serving as a Non-Executive Director, Ms Hickton was appointed as Chair of the Company. Further, these Directors were elected as Non-Executive Directors at the Company’s Annual General Meeting on 21 November 2025.  Mr Paul Crawford and Mr Philip Lucas resigned as  Non-Executive Directors upon completion of the Merger on 30 August 2025.  On 17 October 2025, the Group announced the appointment of Mr Christian Cortes as Chief Financial Officer to support the Company’s operational focus and continued development and growth initiatives following the resignation of Mr Dougal Elder. Mr Cortes brings more than 20 years of international experience in the finance and resources sector, including as the Chief Integration and Transformation Officer at Arcadium Lithium and Chief Financial Officer and Chief of Sales and Marketing at Allkem Limited.  Share Consolidation and Corporate Name Change  As approved by Sayona shareholders at the Extraordinary General Meeting held on 31 July 2025 (2025 EGM), the Share Consolidation of every 150 Sayona shares held by a Sayona shareholder into 1 Sayona share was completed on 22 September 2025. Additionally, Sayona American Depositary Shares (ADS), which trade on the Nasdaq under ticker "ELVR", were adjusted such that each Sayona ADS represents 10 Sayona shares, with no changes to the number of Sayona ADSs issued and outstanding.  Further, the Corporate Name Change to Elevra Lithium Limited (as approved by shareholders at the 2025 EGM) took effect  on 26 September 2025 when the Company’s ticker symbol for Elevra ordinary shares traded on the Australian Stock Exchange was changed to “ELV.” The Corporate Name and ticker changes did not impact the rights of shareholders.  Change of Presentation (Reporting) Currency  To align with the predominant currency in which revenue and corresponding cash flows are primarily generated, Elevra voluntarily changed its presentation (reporting) currency from Australian dollars to United States dollars in accordance with AASB 10 and AASB 121, as issued by the Australian Accounting Standards Board  (AASB). The change is effective from 1 July 2025 and the Company’s reviewed or audited historical information has been restated to United States dollars.  There were no other significant changes in the Group’s state of affairs during the half year.  Elevra Interim Financial Report  5

 Health and Safety  Elevra is committed to providing a safe and healthy workplace for all employees and contractors, with safety performance a core measure of operational discipline. During the first half of FY2026, the Company delivered strong safety outcomes which reflect both sustained safety discipline and a continued focus on proactive risk management.  The Group’s health and safety performance across the half year included multiple month-long periods with no lost time injuries and concluded the best half year safety performance since the restart of operations in 2023. This performance reflects a positive trend driven by strong day-to-day safety discipline and a continued commitment to proactive, collaborative safety management. Elevra remains focused on continuously improving systems and processes to protect the health and safety of its workforce.  ESG and Community Engagement  During the half year, Elevra advanced a range of technical and environmental studies to support the potential expansion of North American Lithium (NAL) and the development  of Moblan. The Company progressed its commitment to responsible mining through participation in Canada’s  Towards Sustainable Mining initiative by completing an initial self-declaration and advancing an action plan targeting Level A certification by the end of calendar year 2027.  Elevra also secured key water permits to support future mining and conversion activities at Carolina Lithium. At NAL, the Company finalised an agreement with Ducks Unlimited Canada to restore the Double Marsh dike, providing an offset for fish habitat impacts. Elevra also continued active  community and stakeholder engagement across Québec and Gaston County (North Carolina) to inform local officials and landowners on future project development activities.  Safety, ESG and Community  6  Elevra Interim Financial Report

Operating and Financial Review

The Operating and Financial Review includes, where possible, likely developments and expected results from the Group's operations in future periods.

Financial Results

Financial Performance

Revenue for the half year ended 31 December 2025 increased by 8 percent to US$86.2 million (31 December 2024: US$80.1 million), driven by a 34 percent increase in average realised selling price amidst improving lithium market conditions, offset by a 20 percent decline in spodumene concentrate sales volumes.

Underlying EBITDA for the period was US$0.8 million, resulting from improved lithium market conditions which have been fully reflected in NAL's operations now 100 per cent owned by Elevra post-merger completion. The Group's consolidated profit after income tax for the half year ended 31 December 2025 was US$73.9 million (31 December 2024: US$42.1 million loss), which included a gain on bargain purchase of US$62.9 million offset by a US$137.0 million write down on settlement of a pre-existing contractual arrangement related to the business combination with Piedmont Lithium, merger transaction and integration costs of US$8.3 million, reversal of impairment of non-financial assets of US$155.6 million, and a net write up of inventories to net realisable value of US$9.4 million (31 December 2024: US$2.5 million).

Cash Flows and Liquidity

The Group used cash in operating activities of US$28.4 million during the period, a decrease of US$40.8 million compared to the prior corresponding period. This included US$5 million of cash flows generated by NAL, offset by cash outflows of US$24.4 million associated with non-recurring merger transaction and integration costs, of which US$16.4 million was accounted for and accrued by Piedmont prior to merger completion, and US$9 million relating to other Group activities.

Cash outflows for capital expenditure totalled US$15.6 million during the period, an increase of US$7.2 million compared to the prior corresponding period. Capital expenditure at NAL focused predominantly on upgrading the Tailings Storage Facility, other sustaining capital projects at NAL, and advancing the proposed NAL Brownfield Expansion.

Cash and cash equivalents at the end of the period increased to US$81.2 million from US$47.3 million at 30 June 2025, mainly due to the receipt of proceeds from a capital raise completed in conjunction with the Merger completion and cash acquired from Piedmont, partially offset by cash outflows from operations and capital expenditure.

Dividends

No dividends were declared or paid during the half year.

Operating Review

The Group's operations during the half year ended 31 December 2025 have been focused on the development of its lithium assets in Québec and working to advance its portfolio of global growth projects.

		H1 FY26	H1 FY25	Variance
Financial Performance				
Revenue	US$M	**86.2**	80.1	6.1
Underlying EBITDA[4]	US$M	**0.8**	(24.9)	25.7
Profit (Loss) after Income Tax	US$M	**73.9**	(42.1)	116.0
Cash Flows and Liquidity				
Operating Cash Flows	US$M	**(28.4)**	12.4	(40.8)
Cash Balance	US$M	**81.2**	68.6	12.6

4 Underlying EBITDA is a non-IFRS measure which in the opinion of the Company's directors provides useful information to assess the financial performance of the Group over the reporting period.

Elevra Interim Financial Report
7

 Exploration  On 27 August 2025, Elevra published an updated Mineral Resource Estimate (MRE) and Ore Reserve Estimate for NAL, and the results from the updated MRE reinforce the asset’s potential for an expansion of annual production and/or an extended mine life.  The MRE grew by 8 per cent compared to the August 2024 MRE5 to a total estimated JORC Indicated and Inferred  Mineral Resource of 95.0 million tonnes @ 1.15% Li O, with  2  approximately 80 per cent of the tonnage in the higher  confidence Indicated category.  Ore Reserves saw a significant 124 per cent increase from the March 2023 declaration6 to a total of 48.6 million tonnes of Proven and Probable Ore Reserves at 1.11% Li2O. The updated Ore Reserves formed the basis of the NAL Expansion Scoping Study released by Elevra to the ASX on 15 September 2025.  Mining  Mining operations at NAL advanced from Phase 2 to Phase 3 during the six-month period to suitably advance the pit development for future mining activities. A total of  728,142 wet metric tonnes (wmt) of ore was mined over the period, an increase of 19 per cent compared to the prior corresponding period.  The current mining area featured lower than anticipated ore availability in the areas immediately adjacent to  the historical underground workings, and this drove a higher percentage of ore to be sourced from volcanic areas of the pit which presented a lower lithium grade than expected and notably higher iron content than the life of mine average. As such the conditions currently being encountered adjacent to historical underground workings are not considered representative of the broader orebody (i.e. transitional in nature and not structural).  These factors materially impacted the mill feed during the period which resulted in lower lithium recoveries and concentrate production.  Elevra plans to increase grade control drilling density and alter its ore blending strategy to reduce the impact of above average iron content as mining progresses through the affected area over the next several quarters.  Production  The production of spodumene concentrate declined by 7 per cent throughout the period with 96,156 dry metric  tonnes (dmt) produced. The primary factor contributing to the reduced output was the challenging mill feed in the  second half of the period which resulted in a decline in lithium recovery rates and average concentrate grade produced.  Lithium recovery for the quarter was 66 per cent, down from 67 per cent in the prior corresponding period. Strong mill utilisation and throughput helped to mitigate the lower recoveries, with mill utilisation achieving 88 per cent  over the half, a modest decrease driven primarily by planned shutdowns.  Sales  Sales of spodumene concentrate totalled 91,991 dmt over the six-month period, a 20 per cent decline from the prior  corresponding period. Despite the reduction in sales volumes, revenue increased to US$86.2 million over the period. This was a function of a 34 per cent increase in the average realised selling price to US$937/dmt as the Company benefited from a significant improvement in market conditions as lithium prices climbed to multi-year highs.  Costs  Unit operating costs per tonne sold were US$814/dmt during the half year which was 6 per cent decrease. Excluding the impact of inventory movements, unit costs per tonne produced were US$831/dmt which was a 14 per cent increase driven  by lower concentrate production and increased stripping and processing costs.  Capital expenditure for the period totalled US$15.6 million, primarily allocated to the Tailings Storage Facility, other planned sustaining capital projects at NAL, and advancing studies for the proposed NAL Brownfield Expansion.  Expected Future Developments  Due to the challenges associated with current mining conditions, the Group revised full year production, sales and cost guidance to provide a more conservative outlook7. Full year production guidance was reduced to 180,000 to 190,000 dmt, sales guidance was reduced to 170,000 to 190,000 dmt, and unit operating costs are expected to be in the range of US$860 to US$880/dmt.  North American Lithium (NAL)  Québec, Canada  Elevra Interim Financial Report  See Sayona Mining ASX release dated 27 August 2024, “North American Lithium Mineral Resource increases 51% to 88Mt”.  See Sayona Mining ASX release dated 14 April 2023, “Definitive Feasibility Study Confirms NAL Value with A$2.2B NPV”.  See ASX release dated 28 January 2026, “December 2025 Quarterly Activities Report”.  8

		H1 FY26	H1 FY25	Variance (%)
Physicals				
Spodumene Concentrate Produced	dmt	**96,156**	103,063	(7%)
Spodumene Concentrate Sold	dmt	**91,991**	115,027	(20%)
Operating Costs				
Operating Costs Produced	US$M	**80**	75	6%
Operating Costs Sold	US$M	**75**	99	(24%)
Unit Costs				
Unit Operating Costs Produced	US$/dmt	**831**	728	14%
Unit Operating Costs Sold	US$/dmt	**814**	861	(6%)


KOMATSU
PC 1250 LC

Bevra Interim Financial Report
9

 NAL Brownfield Expansion  Elevra released the NAL Expansion Scoping Study to the ASX on 15 September 2025 which contemplates a brownfield growth opportunity to increase the throughput and annual production capacity at NAL. The Scoping Study highlighted  a compelling uplift in project economics, including a post-tax NPV of C$1,284 million (US$950 million), as the Brownfield Expansion has the potential to deliver average life of mine annual production of 315,000 dmt with a C1 cash cost of US$630 per tonne once fully operational. The Brownfield Expansion will leverage existing site infrastructure and incorporate recent operational efficiencies, which are expected to minimise execution risk.  After the reporting date, on 12 January 2026, the Company provided an ASX update on a refined Brownfield Expansion pathway with the ability to accelerate additional production in a staged manner by leveraging new permitting information and existing permits. In addition to reducing the overall timeline to achieve average life of mine annual production  of 315,000 dmt by approximately two years, the accelerated pathway also allows the capital investment to be staged and therefore reduces the initial upfront capital requirements. Incorporating the accelerated pathway, Elevra plans to provide an updated Scoping Study in calendar Q2 2026 prior to moving into detailed engineering.  Moblan Lithium Project  During the half year, Elevra advanced the Moblan project through a combination of resource growth and ongoing environmental and regulatory studies.  Elevra updated the Mineral Resource Estimate for Moblan on 25 August 20258 to integrate the final results from the 2024 drill program. The MRE demonstrated a total estimated JORC Measured, Indicated and Inferred Mineral Resource of  121.0 million tonnes @ 1.19% Li2O at a cut-off grade of 0.55% Li2O, which was a 30 per cent increase in tonnage relative to the MRE released in August 20249.  The MRE also included updated Ore Reserves of 48.1 million  tonnes @ 1.31% Li O, a 39 per cent increase compared to  2  the February 2024 declaration10, which may underpin higher  production and/or a longer mine life.  These results reinforce Moblan’s status as one of North America’s largest hard-rock resources and solidify the project’s standing as a significant growth opportunity for Elevra. Fieldwork at the Moblan project was undertaken during the period, with an ecological study finalised,  as Moblan progresses through the regulatory and development process.  See Sayona Mining ASX release dated 25 August 2025, “Moblan Increases Mineral Resource to 121Mt and Reserve to 48Mt”.  See Sayona Mining ASX release dated 27 August 2024, “Moblan Mineral Resource increases 81% to 93Mt”.  See Sayona Mining ASX release dated 20 February 2024, “Moblan Lithium Project Definitive Feasibility Study: Positive Results Deliver C$2.2B NPV”.  Ewoyaa  Negotiation with the Government of Ghana regarding revised fiscal terms for the Ewoyaa Mining Lease, which are intended to better align the fiscal framework with lithium market dynamics, were undertaken during the period.  Prior to the adjournment of the Ghanaian Parliament over Christmas and the New Year period, the Ministry of Lands and Natural Resources also submitted a new Legislative Instrument which sets out a sliding scale royalty rate for mining projects in Ghana. The Legislative Instrument will be considered in line with due Parliamentary process, as a separate item to the Ewoyaa Mining Lease.  Development of Ewoyaa remains subject to ratification of the Mining Lease, prevailing market conditions and the attainment of suitable project financing.  Carolina Lithium  Elevra advanced key permitting and stakeholder engagement efforts for the Carolina Lithium project. The Company received General Stormwater Permits for the proposed mine and conversion plant and continued to work with the North Carolina Department of Environmental Quality to advance the air permit application. Elevra also maintained ongoing engagement with local, county and US Federal stakeholders, positioning the project within a supportive US policy environment focused on strengthening domestic critical mineral supply chains.  Western Australia  Morella Lithium Joint Venture Project  Elevra has a 49% equity interest in the Morella Lithium Joint Venture, which holds lithium rights for six tenements in the Pilbara and two tenements in South Murchison. The joint venture is managed by Morella Corporation Limited.  Activity in the Pilbara region focused on rock chip sampling during the six-month period to test exposed pegmatite outcrops. The sampling program confirmed the presence of lithium-caesium-tantalum-type pegmatites with a low level of lithium concentration and the presence of rubidium mineralisation.  At Mt Edon, test work performed by Edith Cowan University yielded high rates of rubidium extraction and provided the foundation for evaluating processing pathways and economic valuation in the next stage of project development.  Tabba Tabba  Elevra holds the lithium and pegmatite rights over the Tabba Tabba project (E45/2364), which is located directly south and along strike from known lithium mineralisation. Exploration  is targeting gabbro hosted, flat lying spodumene pegmatite systems and drilling data has identified high priority reverse circulation drill targets. Drill testing is expected to commence in FY2027 following heritage surveying.  Growth Projects  Elevra Interim Financial Report  10

Elevra Mineral Resources

(100% basis)

Asset	Classification	Tonnage (Mt)	Grade (% Li_2O)	Contained Metal (kt Li_2O)	Contained LCE (kt)
NAL[11] (100% equity)	Measured	–	–	–	–
	Indicated	76.2	1.17	892	2,205
	M+I	**76.2**	**1.17**	**892**	**2,205**
	Inferred	18.9	1.06	200	495
Authier[12] (100% equity)	Measured	6.0	0.98	59	145
	Indicated	8.1	1.03	83	206
	M+I	**14.1**	**1.01**	**142**	**351**
	Inferred	2.9	1.00	29	72
Moblan[13] (60% equity)	Measured	6.3	1.50	95	234
	Indicated	101.4	1.19	1,207	2,984
	M+I	**107.7**	**1.21**	**1,301**	**3,218**
	Inferred	13.3	1.06	141	349
Carolina[14] (100% equity)	Measured	–	–	–	–
	Indicated	28.2	1.11	313	774
	M+I	**28.2**	**1.11**	**313**	**774**
	Inferred	15.9	1.02	162	401
Total	Measured	12.3	1.25	154	380
	Indicated	213.9	1.17	2,497	6,175
	M+I	**226.3**	**1.17**	**2,651**	**6,555**
	Inferred	51.1	1.04	533	1,319

11 Updated JORC Mineral Resource Estimate, refer to Sayona Mining 27 August 2025 ASX announcement dated 27 August 2025, "NAL Reserves up 124% to 48.6Mt and Resource increases to 95Mt".

12 North American Lithium DFS, refer to Sayona Mining ASX announcement dated 14 April 2023, announcement "DFS Confirms NAL Value with $2.2B NPV".

13 Updated JORC Mineral Resource Estimate, refer to Sayona Mining ASX announcement dated 25 August 2025, ASX announcement "Moblan Increases Resource to 121Mt and Reserve to 48Mt".

14 S-K 1300 Mineral Resource Estimate, refer to 27 February 2025 Piedmont Lithium 10-K (2024) filed with the SEC on 27 February 2025.

Elevra Interim Financial Report 11

 Annual General Meeting  Elevra held its inaugural Annual General Meeting on  21 November 2025, at which all resolutions put to the meeting were approved by shareholders. This included the election of the four selected ex-Piedmont Non-Executive Directors who were appointed upon completion of the Merger.  Capital Management  Elevra successfully completed a capital raise of US$43.8 million (after transaction costs) in the September 2025 quarter. Cash and cash equivalents increased from US$47.3 million as at 30 June 2025 to US$81.2 million as at 31 December 2025.  The Company remains committed to disciplined capital allocation, focusing on cost optimisation and strategic growth initiatives to strengthen its financial position and ensure long-term financial viability.  Significant Events After Reporting Date  On 12 January 202615, the Group established a small shareholding sale facility (the Facility) for shareholders who hold an unmarketable parcel of ordinary shares in the Company. The Facility aims to reduce the administrative burden and costs associated with managing a large number of small shareholdings. The Facility will also provide eligible shareholders with the opportunity to sell their small shareholding without incurring brokerage fees.  Subsequent to the end of the reporting period, the Company announced that its shares will no longer be quoted on the OTCQB Venture Market as at the close of business on 30 January 202616. The decision to discontinue Elevra’s OTCQB listing will have no impact on Elevra’s underlying business operations, strategic priorities, or ability to execute on its production or development plans. Investors holding OTCQB shares remain the beneficial owners of those shares.  Further, Elevra’s ordinary shares will continue to trade on the Australian Stock Exchange and Elevra’s American Depositary Shares will continue to trade on the Nasdaq.  Additionally, on 12 January 202617, the Company announced an accelerated NAL Brownfield Expansion following further refinement. By making use of additional permitting information received following the 15 September 2025 Scoping Study, Elevra identified a sequenced development approach which provides a shorter timeframe to achieve increased production from NAL in a disciplined, agile and more efficient manner.  On 30 January 2026, the Company entered into a revised agreement with Investissement Québec (IQ) to postpone to 1st September 2028 any payment made in connection with the redemption by NAL of the non-convertible cumulative  preferred shares held by IQ in the share capital of NAL, having an aggregate stated capital of C$20 million plus accrued interests. The total payable balance of such redemption amount as at 31 December 2025 amounted to US$20.3 million, inclusive of accrued interest. In addition to extending payment to 1st September 2028, a new relief mechanism was included in the revised agreement in which NAL may reduce its liability to IQ if certain local transformation conditions are met.  Lastly, Elevra announced a non-binding Memorandum of Understanding to the ASX on 10 February 2026 to potentially supply Mangrove Lithium with spodumene concentrate produced at NAL. The proposed supply would be for an initial five-year period commencing in 2028 with up to 144,000 tonnes per year sold to Mangrove at a market-based price, subject to a floor and ceiling price. A binding definitive agreement may be signed at a future date and is subject to agreement on final terms and conditions of the agreement and Mangrove Lithium making a final investment decision prior to June 2027 to construct a lithium conversion facility in Quebec, Canada.  No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.  Corporate  Elevra Interim Financial Report  See ASX announcement dated 12 January 2026, “Small Shareholding Sale Facility”.  See ASX announcement dated 12 January 2026, “Elevra Lithium Announces Transition from OTCQB to Unsponsored OTC Quotation”.  See ASX announcement dated 12 January 2026, “Accelerated NAL Expansion”.  12

 External Factors and Risks Affecting the Group’s Results  The Group has robust risk management processes and internal compliance and control systems in place to address material business risks.  Notwithstanding, the following risks may affect the Group’s ability to achieve its objectives:  global economic uncertainty and liquidity negatively impacting the market for lithium;  negative commodity price variations and volatility;  unexpected geological or geotechnical conditions or unavailability of resources or reserves of sufficient quantity or quality;  heightened political, social and economic expectations in respect of climate change and the transition to a low- carbon economy;  political risks and actions by governments and authorities including changes in legislation, regulation and policy;  major external events or natural disasters;  delays or refusal of relevant approvals to conduct proposed operations;  inability to secure supply of logistics chains and critical goods and services;  exploration and evaluation activity not achieving the expected or desired results;  inflationary impacts and foreign exchange rate fluctuations; and  inability to raise additional funds in the future.  Auditor Independence  The Group’s auditor has provided an independence declaration in accordance with Section 307C of the Corporations Act 2001, which is set out on page 14 and forms part of this report.  Rounding of Amounts  Elevra Lithium Limited is an entity to which Australian Securities and Investments Commission Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 (ASIC Instrument 2016/191) applies. Amounts in this Directors’ Report and consolidated financial statements have been rounded to the nearest thousand dollars in accordance with ASIC Instrument 2016/191, unless otherwise stated.  Forward-Looking Statements  This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra’s control. Actual events or results may differ materially from the events or results expected or implied in any  forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.  Elevra undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).  The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.  Non-IFRS Measures  This report includes certain non-IFRS financial measures, including underlying measures of earnings or liquidity.  Non-IFRS measures should not be considered as alternatives to an IFRS measure of profitability, financial performance  or liquidity. In the opinion of the Company’s directors, these non-IFRS measures provide useful information to assess the financial performance of the Group over the reporting period.  The Directors’ Report is signed in accordance with a resolution of the Board of Directors.  Elevra Interim Financial Report  13

 Auditor’s Independence Declaration  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Ernst & Young 111 Eagle Street  Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001  Tel: +61 7 3011 3333  Fax: +61 7 3011 3100  ey.com/au  Auditor’s independence declaration to the directors of Elevra Lithium Limited  As lead auditor for the review of the half-year financial report of Elevra Lithium Limited for the half-year ended 31 December 2025, I declare to the best of my knowledge and belief, there have been:  No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;  No contraventions of any applicable code of professional conduct in relation to the review; and  No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.  This declaration is in respect of Elevra Lithium Limited and the entities it controlled during the financial period.  Ernst & Young  Andrew Carrick Partner Brisbane 25 February 2026  Elevra Interim Financial Report  14

 Elevra Interim Financial Report  15

 Consolidated Statement of Profit or Loss for the half year ended 31 December 2025  Revenue  5  86,232  80,147  Other income  119  4,238  Gain on bargain purchase  17  62,928  –  Reversal of impairment of non-financial assets  11  155,599  –  Expenses, excluding impairment and write down of non-financial assets  6  (91,237)  (120,789)  Write down on settlement of pre-existing contractual arrangement  17  (137,000)  –  Profit/(loss) from operations  76,641  (36,404)  Financial income  1,466  1,944  Financial expenses  (3,532)  (2,773)  Net financial expense  (2,066)  (829)  Profit/(loss) before income tax  74,575  (37,233)  Income tax expense  7  (634)  (4,859)  Profit/(loss) after income tax  73,941  (42,092)  Attributable to:  Equity holders of Elevra Lithium Limited  72,619  (34,196)  Non-controlling interests  1,322  (7,896)  Earnings per share  Basic earnings per share (cents)  8  53.58  (49.92)  Diluted earnings per share (cents)  8  51.62  (49.92)  Note  31 December  2025  $’000  31 December  2024  $’000*  * Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.  The accompanying notes form part of the consolidated financial statements.  Consolidated Financial Statements  Elevra Interim Financial Report  16

 Consolidated Statement of Comprehensive Income for the half year ended 31 December 2025  Profit/(loss) after income tax  73,941  (42,092)  Other comprehensive income/(loss), net of income tax  Items that may be reclassiﬁed to the Consolidated Statement of Proﬁt or Loss:  Foreign exchange rate differences on translation of foreign operations  2,988  (24,688)  Total items that may be reclassified to the Consolidated Statement of Profit or Loss  2,988  (24,688)  Items that will not be reclassiﬁed to the Consolidated Statement of Proﬁt or Loss:  Fair value adjustments on financial assets at fair value through other comprehensive income  1,565  (228)  Total items that will not be reclassified to the Consolidated Statement of Profit or Loss  1,565  (228)  Total other comprehensive income/(loss), net of income tax  4,553  (24,916)  Total comprehensive income/(loss)  78,494  (67,008)  Attributable to:  Equity holders of Elevra Lithium Limited  74,802  (55,206)  Non-controlling interests  3,692  (11,802)  Note  2025  $’000  31 December 31 December  2024  $’000*  * Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.  The accompanying notes form part of the consolidated financial statements.  Elevra Interim Financial Report  17

 Consolidated Statement of Financial Position as at 31 December 2025  ASSETS  Current assets  Cash and cash equivalents  81,185  47,254  Trade and other receivables  22,241  21,738  Inventories  9  44,153  30,957  Current tax assets  3,091  1,076  Other assets  7,406  5,609  Total current assets  158,076  106,634  Non-current assets  Other financial assets  6,804  659  Property, plant and equipment  10  513,210  312,507  Advances to affiliates  12  17,907  –  Other assets  6,574  7,164  Total non-current assets  544,495  320,330  Total assets  702,571  426,964  LIABILITIES  Current liabilities  Trade and other payables  13  24,302  32,451  Interest bearing liabilities  14  67,329  41,074  Provisions  2,823  3,984  Total current liabilities  94,454  77,509  Non-current liabilities  Interest bearing liabilities  14  13,072  9,659  Deferred tax liabilities  9,465  9,513  Provisions  20,371  19,282  Total non-current liabilities  42,908  38,454  Total liabilities  137,362  115,963  Net assets  565,209  311,001  EQUITY  Share capital  16  828,453  586,472  Reserves  (66,007)  (43,204)  Accumulated losses  (197,237)  (270,079)  Total equity attributable to equity holders of Elevra Lithium Limited  565,209  273,189  Non-controlling interests  –  37,812  Total equity  565,209  311,001  Note  31 December  2025  $’000  30 June  2025  $’000*  * Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.  The accompanying notes form part of the consolidated financial statements.  Elevra Interim Financial Report  18

Consolidated Statement of Changes in Equity for the half year ended 31 December 2025

	Note	Attributable to equity holders of Elevra Lithium Limited					
	Note	Share capital $'000*	Reserves $'000*	Accumulated losses $'000*	Total $'000*	Non-controlling interests $'000*	Total equity $'000*
Balance as at 1 July 2025		**586,472**	**(43,204)**	**(270,079)**	**273,189**	**37,812**	**311,001**
Profit after income tax		**-**	**-**	**72,619**	**72,619**	**1,322**	**73,941**
Other comprehensive income/(loss)		**-**	**2,183**	**-**	**2,183**	**2,370**	**4,553**
Total comprehensive income/(loss)		**-**	**2,183**	**72,619**	**74,802**	**3,692**	**78,494**
Transactions with owners:							
Shares issued		**46,117**	**-**	**-**	**46,117**	**-**	**46,117**
Transaction costs	16	**(2,246)**	**-**	**-**	**(2,246)**	**-**	**(2,246)**
Acquisition of subsidiaries, operations and joint operations	17	**196,624**	**1,486**	**-**	**198,110**	**-**	**198,110**
Reallocation of non-controlling interest on business combination		**-**	**(26,459)**	**-**	**(26,459)**	**(41,504)**	**(67,963)**
Employee share entitlements for unvested awards, net of tax		**-**	**1,696**	**-**	**1,696**	**-**	**1,696**
Employee share awards vested, net of tax		**1,486**	**(1,486)**	**-**	**-**	**-**	**-**
Transfers and other movements		**-**	**(223)**	**223**	**-**	**-**	**-**
Balance as at 31 December 2025		**828,453**	**(66,007)**	**(197,237)**	**565,209**	**-**	**565,209**

Balance as at 1 July 2024		561,903	(40,572)	(79,771)	441,560	88,761	530,321
Loss after income tax		-	-	(34,196)	(34,196)	(7,896)	(42,092)
Other comprehensive loss		-	(21,010)	-	(21,010)	(3,906)	(24,916)
Total comprehensive loss		-	(21,010)	(34,196)	(55,206)	(11,802)	(67,008)
Transactions with owners:							
Shares issued	16	25,899	-	-	25,899	-	25,899
Transaction costs	16	(1,105)	-	-	(1,105)	-	(1,105)
Employee share entitlements for unvested awards, net of tax		-	458	-	458	-	458
Transfers and other movements		-	(201)	201	-	-	-
Balance as at 31 December 2024		586,697	(61,325)	(113,766)	411,606	76,959	488,565

* Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.

The accompanying notes form part of the consolidated financial statements.

Elevra Interim Financial Report

19

 Consolidated Statement of Cash Flows  for the half year ended 31 December 2025  Operating activities  Profit/(loss) before income tax  74,575  (37,233)  Adjustments for:  Depreciation and amortisation expense  6  5,480  12,461  Employee share awards expense  1,696  458  Gain on bargain purchase  17  (62,928)  –  Impairment and write down of financial assets  –  358  Income from sale of tax benefits under flow through share arrangements  –  (4,020)  Loss on disposal of property, plant and equipment  340  –  Net financial income and expenses  1,949  829  Net movement in inventories relating to net realisable value adjustments  6  (9,429)  (2,518)  Reversal of impairment of non-financial assets  11  (155,599)  –  Unrealised foreign exchange losses  117  –  Write down on settlement of pre-existing contractual arrangement  17  137,000  –  Changes in assets and liabilities:  Trade and other receivables  8,319  (6,948)  Inventories  (3,642)  25,214  Other assets  (602)  1,775  Trade and other payables  (22,076)  (10,912)  Provisions and other liabilities  (4,439)  31,642  Cash generated from/(used in) operations  (29,239)  11,106  Interest received  1,048  1,577  Interest paid  (202)  (236)  Net cash ﬂows from/(used in) operating activities (1)  (28,393)  12,447  Investing activities  Exploration expenditure  (202)  (16,029)  Exploration expenditure expensed and included in operating cash flows  202  776  Purchases of property, plant and equipment  (15,608)  (8,408)  Advances to affiliates  (1,064)  –  Cash outflows from investing activities  (16,672)  (23,661)  Cash and cash equivalents acquired on business combination  17  34,452  –  Proceeds from sale of property, plant and equipment  2,152  –  Net cash ﬂows from/(used in) investing activities  19,932  (23,661)  Financing activities  Repayment of interest bearing liabilities  (1,986)  (902)  Proceeds from issue of shares and exercise of options  45,211  25,899  Transaction costs associated with share issues  (1,344)  (1,105)  Net cash ﬂows from financing activities  41,881  23,892  Net increase in cash and cash equivalents  33,420  12,678  Cash and cash equivalents at the beginning of the period  47,254  60,464  Foreign exchange rate differences on cash and cash equivalents  511  (4,532)  Cash and cash equivalents at the end of the period  81,185  68,610  Note  31 December  2025  $’000  31 December  2024  $’000*  * Refer to Note 2 (a) for details on restatement of prior period comparatives to United States dollars.  (1) Net cash flows used in operating activities for the half year ended 31 December 2025 includes cash outflows of $24.4 million associated with non-recurring merger transaction and integration costs, of which $16.4 million was accounted for and accrued by Piedmont prior to merger completion.  The accompanying notes form part of the consolidated financial statements.  Elevra Interim Financial Report  20

 These consolidated financial statements and notes represent those of Elevra Lithium Limited (“the Company”) and its controlled entities (the “Consolidated Group” or “Group”).  The Company changed its name from Sayona Mining Limited to Elevra Lithium Limited, effective from 16 September 2025,  and began trading on the Australian Securities Exchange (ASX) under the ticker “ELV” with effect from 26 September 2025.  The consolidated financial statements of the Group for the half year ended 31 December 2025 were authorised for issue in accordance with a resolution of the Directors on 25 February 2026.  Reporting Entity  Elevra Lithium Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange and a secondary listing on the National Association of Securities Dealers Automated Quotations (Nasdaq) in the United States.  The nature of the operations and principal activities of the Group are described in the Directors’ Report.  Basis of Preparation  The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the Corporations Act 2001 and  AASB 134 Interim Financial Reporting.  The financial report for the half year ended 31 December 2025 does not include all of the information normally included in  an annual report. Accordingly, this report should be read in conjunction with the consolidated financial statements of the Group for the year ended 30 June 2025, together with any public announcements made by the Company in accordance with the continuous disclosure obligations  of the ASX Listing Rules.  The financial statements have been prepared on a going concern basis as management has assessed that the Group will be able to meet its obligations as and when they fall due and there is no significant uncertainty over the Group’s ability to continue as a going concern for the twelve months from the date of this report.  The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative financial instruments) which are required to be measured at fair value.  All amounts are presented in United States dollars, with values rounded to the nearest thousand in accordance with  ASIC Corporations Instrument 2016/191, unless otherwise stated.  The same accounting policies and methods of computation have been applied in these consolidated financial statements as compared with the most recent consolidated financial statements of the Group for the year ended 30 June 2025,  Notes to the Financial Statements  Elevra Interim Financial Report  except for those stated in Note 2 (a) or unless otherwise stated in the notes to the consolidated financial statements.  Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year.  Change in presentation currency  The Company has elected to change the Group’s presentation currency from Australian dollars to United States dollars, effective from 1 July 2025. There has been no change to the functional currency of the Company during the period, which has been assessed by management as Australian dollars. The change in presentation currency is a voluntary change, which is accounted for retrospectively.  The change will allow the Company to align to the predominant currency in which revenue and corresponding cash flows are primarily generated with the objective of providing investors with a clearer understanding of Elevra’s performance by reducing volatility arising from foreign exchange rate differences.  The financial report has been restated to United States dollars using the procedures outlined below:  Consolidated Statement of Profit or Loss and Consolidated Statement of Cash Flows have been translated into United States dollars using an average foreign exchange rate for the relevant period.  Assets and liabilities in the Consolidated Statement of Financial Position have been translated into United States dollars at the closing foreign exchange rate on the relevant balance sheet date.  Equity components within the Consolidated Statement of Financial Position, including foreign currency translation reserve, retained earnings, share capital and other reserves, have been translated into United States dollars using historical foreign exchange rates.  Earnings per share and dividend disclosures have been translated into United States dollars to reflect the change in presentation currency.  Comparative figures have been restated to United States dollars for consistency with changes in presentation currency.  (b) Critical accounting estimates and judgements  In preparing the consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.  The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended  30 June 2025.  21

 3. New Standards and Interpretations  There are a number of new standards and interpretations which are effective for annual reporting periods beginning after  1 July 2025. The Group was not required to make any changes to its accounting policies or any retrospective adjustments in relation to these standards and interpretations.  Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. It is expected that where applicable, these standards and interpretations will be adopted on each respective effective date.  Financial Performance  This section details the results and financial performance of the Group including profitability and earnings per share.  4. Segment Reporting  (a) Identiﬁcation of reportable segments  The Group is an emerging lithium producer with operations in Africa, Australia, Canada, and the United States of America. The principal activities of the Group during the half year were lithium mining and processing at North American Lithium (NAL)  and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Africa, Australia, Canada, and the United States of America, predominantly focusing on lithium.  Management has determined the reportable segments of the Group based on the reports that are used by the Managing Director and Chief Executive Officer (the chief operating decision maker) and Board of Directors to make strategic decisions. During the half year ended 31 December 2025, following completion of the merger with Piedmont Lithium Inc., the Group changed its reportable segments from a geographical approach to an asset-based approach, with each producing mine to be treated as a separate operating segment. This change more appropriately reflects the way in which the chief operating decision maker examines the performance and activity of the Group following completion of the merger, with the primary focus being on the operations at NAL. As a result, prior period comparatives have been restated to conform with the current segment reporting structure.  The principal activities of each reportable segment are summarised as follows:  Reportable segments  Principal activities  North American Lithium  North American Lithium  Lithium mining and processing  All other operations  African operations  Ewoyaa  Development stage lithium deposit located in Ghana, West Africa  Australian operations  Lithium and gold projects  Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions  Canadian operations  Authier Lithium Project  Hard rock lithium deposit  Killick Lithium Project  Exploration site for lithium pegmatite occurrences  Lac Albert Lithium Project  Exploration site for lithium pegmatite occurrences  Moblan Lithium Project  Hard rock lithium deposit host to high-grade spodumene mineralisation  Pontiac Claims  Exploration site for lithium pegmatite occurrences  Tansim Lithium Project  Exploration site for lithium, tantalum and beryllium  Troilus Claims  Wholly owned claims located adjacent to the Moblan Lithium Project  Vallée Lithium Project  Mineral rights claims located adjacent to NAL  USA operations  Carolina Lithium Project  Lithium mining and processing, currently in development and permitting stage  Elevra Interim Financial Report  22  22

(b) Segment results

The segment information reflects the Group's interest in subsidiaries and joint operations. The segment information includes non-IFRS financial measures.

Segment performance is measured by Underlying EBITDA. Underlying EBITDA is earnings before underlying depreciation and amortisation expense, underlying earnings adjustments, net financial income and expenses, and income tax expense.

Group / unallocated items and eliminations represent centralised functions and consolidation adjustments.

Reconciliations of underlying segment information to the statutory information included in the Group's consolidated financial statements are set out in Note 4 (c).

Half year ended 31 December 2025	**North American Lithium $'000**	**All other operations $'000**	**Group / unallocated items and eliminations $'000**	**Total $'000**
Revenue	86,232	-	-	86,232
Total revenue	86,232	-	-	86,232
Underlying EBITDA	11,265	(1,154)	(9,332)	779
Underlying depreciation and amortisation expense [1]	(6,464)	(33)	(305)	(6,802)
Underlying earnings adjustments [2]	165,028	-	(82,364)	82,664
Profit/(loss) from operations	169,829	(1,187)	(92,001)	76,641
Net financial expense				(2,066)
Profit before income tax				74,575
Income tax expense				(634)
Profit after income tax				73,941
Underlying exploration expenditure	-	-	-	-
Underlying capital expenditure [3]	12,211	133	6	12,350
Total underlying assets	425,074	235,957	41,540	702,571
Total underlying liabilities	117,512	5,157	14,693	137,362

(1) Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense and other non-cash inventory movements recognised within 'Changes in inventories of finished goods and work in progress'. Refer to Note 6 for further details.

(2) Refer to Note 4 (c) for further details.

(3) Underlying capital expenditure excludes capitalised exploration expenditure.

Elevra Interim Financial Report

23

(b) Segment results (continued)

Half year ended 31 December 2024	North American Lithium $'000	All other operations $'000	Group / unallocated items and eliminations $'000	Total $'000
Revenue	80,147	–	–	80,147
Total revenue	80,147	–	–	80,147
Underlying EBITDA	(18,795)	(1,066)	(5,047)	(24,908)
Underlying depreciation and amortisation expense [1]	(14,406)	(21)	(180)	(14,607)
Underlying earnings adjustments [2]	2,518	–	593	3,111
Loss from operations	(30,683)	(1,087)	(4,634)	(36,404)
Net financial expense				(829)
Loss before income tax				(37,233)
Income tax expense				(4,859)
Loss after income tax				(42,092)
Underlying exploration expenditure	14,817	3,660	–	18,477
Underlying capital expenditure [3]	7,762	650	111	8,523
Total underlying assets	375,226	143,259	92,430	610,915
Total underlying liabilities	85,593	11,273	25,484	122,350

(1) Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense and other non-cash inventory movements recognised within 'Changes in inventories of finished goods and work in progress'. Refer to Note 6 for further details.

(2) Refer to Note 4 (c) for further details.

(3) Underlying capital expenditure excludes capitalised exploration expenditure.

Inter-segment transactions

Inter-segment transactions are made on a commercial basis. All such transactions are eliminated on consolidation of the Group's financial statements.

Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

Sayona Interim Financial Report

24

 (c) Underlying results reconciliation  The following table reconciles the underlying segment information to the Group’s statutory results for the half year:  Underlying EBITDA  779  (24,908)  Underlying depreciation and amortisation expense  (6,802)  (14,607)  Underlying earnings adjustments  Gain on bargain purchase (1)  62,928  –  Income from sale of tax benefits under flow through share arrangements (2)  –  4,020  Net movement in inventories relating to net realisable value adjustments (3)  9,429  2,518  Reversal of impairment of non-financial assets (4)  155,599  –  Merger transaction and integration costs (5)  (8,292)  (3,427)  Write down on settlement of pre-existing contractual arrangement (6)  (137,000)  –  Profit/(loss) from operations  76,641  (36,404)  Net financial expense  (2,066)  (829)  Income tax expense  (634)  (4,859)  Profit/(loss) after income tax  73,941  (42,092)  31 December  2025  $’000  31 December  2024  $’000  Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 17 (d) for further details.  Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’.  Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’. Refer to Note 9 (a) for further details.  Adjustment to profit/(loss) which is reported as part of ‘North American Lithium’. Refer to Note 11 for further details.  Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 6 for further details.  Adjustment to profit/(loss) which is reported as part of ‘Group / unallocated items and eliminations’. Refer to Note 17 (d) for further details.  Elevra Interim Financial Report  25  25

 5. Revenue  Sales revenue from contracts with customers  79,457  81,934  Other revenue (1)  6,775  (1,787)  Total revenue (2)  86,232  80,147  31 December  2025  $’000  31 December  2024  $’000  Other revenue relates predominantly to provisional pricing adjustments recognised at fair value.  Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (a) for a disaggregation of revenue by primary geographical market.  Disaggregation of revenue  The following table disaggregates revenue by primary geographical market:  Primary geographical markets (1)  China  70,516  80,147  United States of America  15,716  –  86,232  80,147  31 December  2025  $’000  31 December  2024  $’000  (1) Revenue is primarily presented by the geographical destination of the product.  (b) Contract balances  The following table provides information about receivables, contract assets and contract liabilities relating to contracts with customers:  Receivables, which are included in ‘Trade and other receivables’  14,920  15,081  Contract liabilities, which are included in ‘Interest bearing liabilities’ (1)  54,872  29,410  31 December  2025  $’000  30 June  2025  $’000  (1) Refer to Note 14 (a) for further details.  6. Expenses  Administration and corporate overheads  2,543  1,549  Changes in inventories of finished goods and work in progress  (3,756)  26,069  Depreciation and amortisation expense  5,480  12,461  Employee benefits expense  16,982  13,018  External services  58,449  52,213  Impairment and write down of financial assets  –  358  Net movement in inventories relating to net realisable value adjustments (1)  (9,429)  (2,518)  Raw materials and consumables used  16,474  13,965  All other operating expenses  4,494  3,674  Total expenses (2)  91,237  120,789  31 December  2025  $’000  31 December  2024  $’000  Elevra Interim Financial Report  Refer to Note 9 (a) for details on the net movement in inventories relating to net realisable value adjustments.  The amount reported for the half year ended 31 December 2025 includes $8.3 million of non-recurring merger transaction and integration costs  (31 December 2024: $3.4 million), of which $7.9 million is included within ‘External services’, $0.3 million is included within ‘Administration and corporate overheads’ and $0.1 million is included within ‘Employee benefits expense’.  26

 Tax  Income tax expense  Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income.  Current income tax benefit/(expense)  (674)  (328)  Deferred income tax benefit/(expense)  40  (4,531)  Total income tax benefit/(expense)  (634)  (4,859)  31 December  2025  $’000  31 December  2024  $’000  Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.  Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.  (b) Reconciliation of prima facie tax expense to income tax expense  Profit/(loss) before income tax  74,575  (37,233)  Income tax on profit/(loss) before income tax calculated at 30 per cent (31 December 2024: 30 per cent)  (22,373)  11,170  Adjust for tax effect of:  Foreign exchange rate differences and other translation adjustments  43  –  Mining tax  (555)  (1,065)  Non-assessable income  18,878  –  Non-deductible expenses  (44,175)  (4,637)  Prior period adjustments  (150)  36  Tax losses and temporary differences not brought to account  41,874  (9,121)  Tax rate differential on non-Australian income  5,824  (1,242)  Total income tax benefit/(expense)  (634)  (4,859)  31 December  2025  $’000  31 December  2024  $’000  Elevra Interim Financial Report  27

 8. Earnings per Share  The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations:  Profit/(loss) attributable to equity holders of Elevra Lithium Limited ($’000)  72,619  (34,196)  Weighted average number of ordinary shares (‘000)  Basic earnings per share denominator (1)  135,524  68,495  Ordinary shares contingently issuable  5,168  –  Diluted earnings per share denominator  140,692  68,495  Earnings per share (cents)  Basic  53.58  (49.92)  Diluted  51.62  (49.92)  31 December  2025  31 December  2024  The weighted average number of ordinary shares as at 31 December 2024 has been adjusted for the 150:1 share consolidation which occurred on 22 September 2025. Refer to Note 8 (a) for further details.  Basic earnings per share  Basic earnings per share amounts are calculated based on profit or loss attributable to equity holders of Elevra Lithium Limited and the weighted average number of ordinary shares outstanding during the half year.  Diluted earnings per share  Dilutive earnings per share amounts are calculated based on profit or loss attributable to equity holders of Elevra Lithium Limited and the weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.  Adjustment to earnings per share upon share consolidation  On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share. In addition, the number of options and rights on issue were consolidated on a 150:1 basis. The exercise price of the options and rights were adjusted in inverse proportion to the consolidation ratio.  In line with the requirements of AASB 133 Earnings per Share, the calculation of basic and diluted earnings per share for all periods presented (including prior periods) shall be based on the new number of shares, with the adjustment to be applied retrospectively.  The following table shows the impact of the adjustment on the weighted average number of ordinary shares and earnings per share calculations for the half year ended 31 December 2024:  Reported balance Adjustment Adjusted balance  Weighted average number of ordinary shares (‘000)  Basic earnings per share denominator  10,274,274  (10,205,779)  68,495  Ordinary shares contingently issuable  –  –  –  Diluted earnings per share denominator  10,274,274  (10,205,779)  68,495  Earnings per share (cents)  Basic  (0.33)  (49.59)  (49.92)  Diluted  (0.33)  (49.59)  (49.92)  Elevra Interim Financial Report  28

Operating Assets and Liabilities

This section details the assets used and liabilities incurred to generate the Group's trading performance. Assets and liabilities relating to the Group's financing activities are addressed in the Capital Structure and Financial Management section on page 33 to 38.

9. Inventories

	31 December 2025 $'000	30 June 2025 $'000
Raw materials and consumables	8,756	8,879
Work in progress	7,889	8,456
Finished goods	27,508	13,622
Total inventories	44,153	30,957
Comprising:		
Current	44,153	30,957
Non-current	-	-

(a) Net movement in inventories relating to net realisable value adjustments

The value of work in progress and finished goods inventories carried at net realisable value as at 31 December 2025 was nil (30 June 2025: $17.3 million). A net inventory write up of $9.4 million has been recognised in profit or loss for the half year ended 31 December 2025 (31 December 2024: $2.5 million).

10. Property, Plant and Equipment

	Land and buildings $'000	Plant and equipment $'000	Mine properties $'000	Capital works in progress $'000	Exploration and evaluation $'000	Total $'000
At 31 December 2025						
Cost	73,034	241,778	171,896	36,672	72,629	596,009
Accumulated depreciation and impairment	(4,554)	(57,945)	(9,990)	(5,806)	(4,504)	(82,799)
Net book value at 31 December 2025	68,480	183,833	161,906	30,866	68,125	513,210
Net book value at 1 July 2025	15,368	89,062	125,723	14,145	68,209	312,507
Acquisitions through business combinations	38,531	34	-	-	-	38,565
Additions	-	-	-	12,350	-	12,350
Changes in closure provision estimate	-	427	-	-	-	427
Disposals	(2,277)	(166)	-	-	-	(2,443)
Depreciation charge	(676)	(3,894)	(910)	-	-	(5,480)
Impairment reversal/(charge)	16,797	98,404	36,787	3,611	-	155,599
Foreign exchange rate differences	185	1,098	306	180	(84)	1,685
Transfers and other movements	552	(1,132)	-	580	-	-
Net book value at 31 December 2025	68,480	183,833	161,906	30,866	68,125	513,210

Bevra Interim Financial Report

29

11. Impairment of Non-Financial Assets

	31 December 2025 $'000	31 December 2024 $'000
Reversal of impairment of non-financial assets		
Property, plant and equipment		
Capital works in progress	**3,611**	–
Land and buildings	**16,797**	–
Mine properties	**36,787**	–
Plant and equipment	**98,404**	–
Total reversal of impairment of non-financial assets[1]	**155,599**	–

(1) The impairment reversal of $155.6 million for the half year ended 31 December 2025 relates to North American Lithium and includes an allocation of $0.2 million to right-of-use assets.

(a) Impairment reversal of non-current assets (excluding goodwill)

North American Lithium

The Group considers that North American Lithium (NAL) is a separate CGU as the cash inflows that it generates are largely independent of the cash inflows generated from other assets or groups of assets. For the half year ended 31 December 2025, the Group identified several indicators of impairment reversal for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. The key indicators of impairment reversal include the elimination of the impact of the offtake agreement with Piedmont Lithium Inc. on completion of the merger, and a significant improvement in market conditions, specifically relating to the price of spodumene concentrate.

Background

On 27 August 2021, the Group acquired 100 per cent of the issued capital of North American Lithium Inc., a Canadian-based mining and exploration company and former producer of spodumene concentrate from its integrated spodumene ore mine and processing facility in Québec, Canada. Following the acquisition, the Group invested significant funds into the operation to enable the restart of production in March 2023, with the first sale of spodumene concentrate under the Group's ownership occurring in August 2023.

For the year ended 30 June 2025, the Group assessed the carrying value of the NAL CGU and recognised an impairment of $175.6 million due to a deterioration in the lithium market. The recoverable amount of the NAL CGU was determined as $101.4 million based on its fair value less cost of disposal.

Outcome

The Group assessed the carrying value of the NAL CGU and recognised an impairment reversal of $155.6 million for the half year ended 31 December 2025 (31 December 2024: Nil). The recoverable amount of the NAL CGU was determined as $586.8 million based on its fair value less cost of disposal.

Assets previously impaired within the NAL CGU that were either disposed of during the half year or considered to have no value as at 31 December 2025 were excluded from the impairment reversal. Furthermore, in accordance with *AASB 136 Impairment of Assets*, the increased carrying amount of an asset attributable to impairment reversal shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised as at 30 June 2025.

Impairment reversals relating to the NAL CGU were wholly allocated to property, plant and equipment. The impairment reversal of $155.6 million to property, plant and equipment includes $98.4 million recognised in plant and equipment, $36.8 million recognised in mine properties, $16.8 million recognised in land and buildings, and $3.6 million recognised in capital works in progress.

The reversal of previously recorded impairment charges reflects higher future sales prices due to elimination of the impact of the offtake agreement with Piedmont Lithium Inc. on completion of the merger and a strengthening in the lithium market, specifically relating to the price of spodumene concentrate. These changes have significantly increased the recoverable amount of the NAL CGU compared to the calculation performed as at 30 June 2025.

Methodology and key assumptions

The fair value measurement is categorised as a Level 3 fair value based on the inputs in the discounted cash flow valuation model over the life of mine period, and was calculated using a real, post-tax discount rate of 10.0 per cent. The key estimates and assumptions used in the determination of fair value less cost of disposal were:

- spodumene concentrate prices;
- foreign exchange rates;
- operating and capital expenditure;
- discount rate;
- regulatory approvals; and
- future production (i.e. Mineral Resource and Ore Reserve estimates).

Elevra Interim Financial Report
30

 Methodology and key assumptions (continued)  Key assumptions (real)  Assumptions used  Spodumene concentrate prices (US$ per tonne)  US$986 –US$1,775  Foreign exchange rates (CAD/USD)  0.7200  Unit operating costs (C$ per tonne)  C$597 –C$1,269  Discount rate (post-tax) 10.0%  The recoverable amount is informed by a production and cost profile which is used for management’s planning processes.  Operating and capital expenditure  Cost assumptions are based on forecasted production levels, operating cost and capital expenditure requirements derived from the Group’s latest approved budget and life of mine plans.  Future production  The Mineral Resource and Ore Reserve estimates for NAL are reported in accordance with the JORC Code and ASX Listing Rules.  Key judgements and estimates  Determination of CGUs  Judgement is applied to identify the Group’s CGUs, particularly when assets form part of integrated operations. A key judgement was applied in identifying the NAL operation as a single CGU. As a result, only the CGU assets and cash flows directly attributable to this operation were considered in the impairment assessment of the NAL CGU.  Impairment testing and calculations  An assessment of whether there is any indication of impairment or reversal of impairment and the calculation of a CGU’s recoverable amount requires management  to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, Mineral Resources and Ore Reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure  and allocation of corporate costs. These estimates and assumptions are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount.  In such circumstances, some or all of the carrying value may be impaired or a previously recognised impairment charge may be reversed, with the impact recognised in the Consolidated Statement of Profit or Loss.  The key estimates and assumptions used in the assessment are as follows:  Commodity prices and market traded consumables  Spodumene concentrate price assumptions are based on the Q4 2025 lithium price forecast from Benchmark Mineral Intelligence.  Foreign exchange rates  The foreign exchange rate assumption applied in the discounted cash flow model reflects the CAD/USD spot exchange rate as at 31 December 2025.  Operating and capital expenditure  Operating and capital cost assumptions are based on the Group’s latest approved budget and life of mine plans.  Discount rate  In determining fair value, the estimated future cash flows of the CGU have been discounted using a real, post-tax discount rate of 10.0 per cent (30 June 2025: 10.0 per cent). The discount rate applied is a risk-adjusted cost of capital which management has deemed appropriate to the CGU.  Regulatory approvals  Life of mine plans include assumptions associated with the successful application and timing of ongoing and future regulatory approvals.  Future production  Life of mine plans are based on Mineral Resource and Ore Reserve estimates and economic life of processing facilities.  Where recoverable amount testing is undertaken, a range of external sources are considered as further input to the above assumptions.  Elevra Interim Financial Report  31

 12. Advances to Affiliates  Ewoyaa  17,907  –  Total advances to affiliates  17,907  –  Comprising:  Current  –  –  Non-current  17,907  –  31 December  2025  $’000  30 June  2025  $’000  13. Trade and Other Payables  Trade payables  10,194  18,172  Accrued expenses  11,912  12,637  Other payables  2,196  1,642  Total trade and other payables  24,302  32,451  Comprising:  Current  24,302  32,451  Non-current  –  –  31 December  2025  $’000  30 June  2025  $’000  Elevra Interim Financial Report  32

Capital Structure and Financial Management

This section details the capital structure and related financing activities of the Group.

14. Interest Bearing Liabilities

	31 December 2025 $'000	30 June 2025 $'000
Contract liabilities	**54,872**	29,410
Lease liabilities	**1,603**	1,743
Non-convertible redeemable cumulative preference shares	**20,280**	19,201
Other interest bearing liabilities	**3,646**	379
Total interest bearing liabilities	**80,401**	50,733
Comprising:		
Current	**67,329**	41,074
Non-current	**13,072**	9,659

(a) Contract liabilities

The Group has entered into contract notes with a trading company partner whereby the Group may elect to receive up to $60 million as advance payments based on the value of committed future sales of spodumene concentrate. Amounts received in advance are recognised against the provisional sale value as the performance obligations under the contract are satisfied, being the time when significant risks and rewards of ownership transfer to the customer, which typically aligns with the loading of the export vessel. This subsequently provides additional capacity under the limit of the contract.

Amounts received in advance are unsecured, with interest paid on the outstanding amount at the Secured Overnight Financing Rate plus 2.4 per cent.

The outstanding amount received in advance as at 31 December 2025 is $54.9 million (30 June 2025: $29.4 million), which is expected to be fully realised within the next twelve months.

(b) Non-convertible redeemable cumulative preference shares

On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec's (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of either NAL or IQ, subject to the satisfaction of various performance conditions.

On 30 January 2026, the Group entered into a revised agreement with IQ to postpone to 1 September 2028 any payment made in connection with the redemption by NAL of the non-convertible redeemable cumulative preference shares held by IQ in the share capital of NAL, having an aggregate stated capital of C$20 million plus accrued interest.

In addition to extending payment to 1 September 2028, a new relief mechanism was included in the revised agreement in which NAL may reduce its liability to IQ if certain local transformation conditions are met.

The terms of the preference shares are detailed below:

- interest is accrued or paid at 5 per cent per annum for the period from 27 August 2021 to 31 August 2024, 16.25 per cent per annum for the period from 1 September 2024 to 9 October 2025, and 5 per cent per annum for the period from 10 October 2025 onwards;
- the shares cannot be converted to equity at any time;
- preference shareholders are not entitled to dividends or to vote at shareholder meetings;
- redemption commences in accordance with the NAL Constitution and Governance Agreement once the mine is in commercial operation and the redemption term is up to ten years after the first anniversary of the issue of these shares; and
- in the event of default, liquidation, or receivership, IQ rank before the ordinary shareholders in priority.

The preference shares are recorded at issue price plus accrued interest. Given the nature and conditions impacting on potential redemption terms, the fair value assigned to the preference shares is their face value.

Elevra Interim Financial Report
33

 15. Financial Assets and Liabilities  The following table reflects the carrying value of financial assets and liabilities by class:  Financial assets  Current  Cash and cash equivalents  –  –  81,185  81,185  Trade and other receivables  3,526  –  15,097  18,623  Other assets  –  –  4,862  4,862  Total current financial assets  3,526  –  101,144  104,670  Non-current  Other financial assets  –  6,804  –  6,804  Other assets  –  –  6,574  6,574  Total non-current financial assets  –  6,804  6,574  13,378  Total financial assets  3,526  6,804  107,718  118,048  Financial liabilities  Current  Trade and other payables  –  –  24,302  24,302  Interest bearing liabilities  –  –  12,457  12,457  Total current financial liabilities  –  –  36,759  36,759  Non-current  Interest bearing liabilities  –  –  13,072  13,072  Total non-current financial liabilities  –  –  13,072  13,072  Total financial liabilities  –  –  49,831  49,831  At 30 June 2025  Financial assets  Current  Cash and cash equivalents  –  –  47,254  47,254  Trade and other receivables  103  –  15,239  15,342  Other assets  –  –  3,525  3,525  Total current financial assets  103  –  66,018  66,121  Non-current  Other financial assets  –  659  –  659  Other assets  –  –  7,164  7,164  Total non-current financial assets  –  659  7,164  7,823  Total financial assets  103  659  73,182  73,944  Financial liabilities  Current  Trade and other payables  –  –  32,451  32,451  Interest bearing liabilities  –  –  11,664  11,664  Total current financial liabilities  –  –  44,115  44,115  Non-current  Interest bearing liabilities  –  –  9,659  9,659  Total non-current financial liabilities  –  –  9,659  9,659  Total financial liabilities  –  –  53,774  53,774  At 31 December 2025  Held at FVTPL  $’000  Designated as  FVOCI  $’000  Amortised  cost  $’000  Total  $’000  Elevra Interim Financial Report  34

 Recognition and measurement  Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted).  Financial instruments are initially measured at fair value plus transaction costs, except where the instrument is classified at fair value through profit or loss, in which case transaction costs are expensed to profit or loss immediately.  Financial assets are subsequently measured at amortised cost. Measurement is based on two primary criteria:  the contractual cash flow characteristics of the financial asset; and  the business model for managing the financial assets.  A financial asset that meets the following conditions is subsequently measured at amortised cost:  the financial asset is managed solely to collect contractual cash flows; and  the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.  Financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and allocating interest expense in profit or loss over the relevant period. The effective interest rate is the internal rate of return of the financial asset or liability. That is, the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying value at initial recognition.  (a) Fair value measurement  The Group measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis after initial recognition, depending on the requirements of the applicable Accounting Standard.  Fair value is the price the Group would receive to sell an asset or would pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.  The fair value of cash and cash equivalents and non-interest bearing financial assets and liabilities reasonably approximate their carrying values.  The aggregate fair values and carrying values of financial assets and liabilities are disclosed in the Consolidated Statement of Financial Position. Fair values are materially in line with carrying values.  The carrying value of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).  Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.  The Group applies the following hierarchy for financial assets and liabilities carried at fair value:  Fair value hierarchy Valuation inputs  Level 1 Based on unadjusted quoted prices in active markets for identical financial assets and liabilities.  Level 2  Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).  Level 3  Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.  Elevra Interim Financial Report  35

 (a) Fair value measurement (continued)  The following table shows the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information of financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.  At 30 June 2025  Other financial assets designated at FVOCI  659  –  –  659  Trade and other receivables  –  103  –  103  Total  659  103  –  762  Level 1  Level 2  Level 3  Total  At 31 December 2025  $’000  $’000  $’000  $’000  Other financial assets designated at FVOCI  6,804  –  –  6,804  Trade and other receivables  –  3,526  –  3,526  Total  6,804  3,526  –  10,330  The following table shows the valuation techniques used in measuring Level 2 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used:  Type  Valuation technique  Significant unobservable inputs  Inter-relationship between significant unobservable inputs and fair value measurement  Other receivables–provisional pricing adjustments  Market-based pricing  Market-based pricing indices  The estimated fair value would decrease (increase) if the market-based pricing were lower (higher).  Other payables–provisional pricing adjustments  Market-based pricing  Market-based pricing indices  The estimated fair value would increase (decrease) if the market-based pricing were lower (higher).  For financial instruments carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between levels of the hierarchy during the period.  Elevra Interim Financial Report  36

 16. Share Capital  Ordinary shares  The movement in fully paid ordinary shares during the half year is as follows:  At the beginning of the period  11,543,296,014  10,293,296,014  Shares issued  13,722,139,804  1,250,000,000  Shares purchased by Employee Share Plan Trustee  –  (250,000,000)  Employee share awards vested  582,770  –  Movement in treasury shares under Employee Share Plans  –  250,000,000  Reduction in ordinary fully paid shares on consolidation  (25,096,689,477)  –  At the end of the period  169,329,111  11,543,296,014  Comprising:  Shares held by the public  167,662,444  11,293,296,014  Treasury shares  1,666,667  250,000,000  At the beginning of the period  586,472  561,903  Shares issued  242,741  25,899  Employee share awards vested  1,486  –  Transaction costs associated with share issues  (2,246)  (1,330)  At the end of the period  828,453  586,472  31 December  2025  No. shares  30 June  2025  No. shares  31 December  2025  $’000  30 June  2025  $’000  Signiﬁcant share issues during the year  As part of the merger between Sayona and Piedmont, the Company issued 11,565,602,304 fully paid ordinary shares in Sayona Mining Limited as consideration to acquire 100 per cent of the existing share capital in Piedmont. The shares were issued in separate allotments of 11,565,504,804 fully paid ordinary shares on 1 September 2025 and 97,500 fully paid ordinary shares on 9 September 2025.  On 4 September 2025, the Group completed a fully underwritten placement to Resource Capital Fund VIIIL.P. (RCF), resulting in the issuance of 2,156,250,000 fully paid ordinary shares at an issue price of A$0.032 per share for aggregate gross proceeds of US$45.2 million.  Share consolidation  On 22 September 2025, the Company consolidated the number of shares on issue on a 150:1 basis, resulting in the conversion of every 150 shares into one share.  Elevra Interim Financial Report  37

 Options  The movement in options during the half year is as follows:  At the beginning of the period  2,234,482  12,234,482  Granted during the period  408,541,913  –  Forfeited / lapsed during the period  (14,897)  (10,000,000)  Reduction in options on consolidation  (408,037,885)  –  At the end of the period  2,723,613  2,234,482  Comprising:  Listed options  –  –  Unlisted options  2,723,613  2,234,482  31 December  2025  No. options  30 June  2025  No. options  Signiﬁcant grant of options during the year  On 12 August 2025, Resource Capital Fund VIII L.P. (RCF) agreed to subscribe to 1,200,000,000 options in Sayona Mining Limited at an exercise price of A$0.0320 (equivalent to 8,000,000 options in Elevra Lithium Limited at an exercise price of A$4.80) to be issued in two tranches:  The first tranche of options to be issued shall be such number of options that results in RCF holding a 9.99 per cent interest in the issued share capital of the Company (Tranche 1 Options); and  Subject to obtaining all applicable regulatory approvals, the second tranche of options to be issued shall be such number of options that is 1,200,000,000 less the Tranche 1 Options (Tranche 2 Options).  On 4 September 2025, the Company issued 408,541,913 options in Sayona Mining Limited (equivalent to 2,723,613 options in Elevra Lithium Limited) to RCF under the first tranche of the subscription.  (b) Share consolidation  On 22 September 2025, the Company consolidated the number of options and rights on issue on a 150:1 basis, resulting in the conversion of every 150 options and rights into one option or right. The exercise price of the options and rights were adjusted in inverse proportion to the consolidation ratio.  Elevra Interim Financial Report  38

 Other Disclosures  This section contains other information that must be disclosed to comply with accounting standards and other pronouncements but is not considered critical in understanding the financial performance or position of the Group.  17. Business Combinations  Merger between Sayona Mining Limited and Piedmont Lithium Inc.  On 18 November 2024, Sayona Mining Limited (“Sayona” and subsequently “Elevra”), Shock MergeCo Inc., a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont Lithium Inc. (“Piedmont”) entered into a Merger Agreement to combine Sayona and Piedmont. On 31 July 2025, the merger was approved by Sayona shareholders at the Company’s Extraordinary General Meeting. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). Completion of the merger occurred on 30 August 2025 (Australian time), with Shock MergeCo Inc. acquiring 100 per cent of the shares and voting interests in Piedmont Lithium Inc.  Included in the identifiable assets and liabilities acquired at the date of completion are inputs (including a head office, offtake agreement and customer contracts) and an organised workforce. The Group has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Group has concluded that the acquired set is a business.  The acquisition method of accounting has been applied to recognise the merger in accordance with AASB 3 Business Combinations, with Sayona considered as the accounting acquirer and Piedmont as the accounting acquiree. In identifying Sayona as the acquiring entity for accounting purposes, management considered the terms of exchange of equity interests, the entity that is issuing the equity interests, the relative voting rights in the combined entity after the business combination, and the composition  of the governing body and senior management of the combined entity. In assessing the size of each of the companies, management evaluated various metrics, including revenue, profit before taxation, total assets and market capitalisation. Accordingly, consideration paid by Sayona to complete the merger has been allocated to identifiable assets and liabilities of Piedmont based on estimated fair values at the date of the transaction.  The merger is planned to create a stronger and more streamlined lithium business that will have a diversified growth portfolio.  The strategic rationale for the merger was outlined in the Notice of Meeting and Explanatory Memorandum as per the ASX release dated 20 June 2025 and is summarised below:  Elevra is projected to be a leading North American hard rock pure-play lithium producer based on the combined life-of-the-mine spodumene concentrate capacity  Optimisation of the North American Lithium project  Geographic and asset diversification  Strengthened balance sheet to support growth pipeline  Expected greater liquidity and continuity for investors  Expected benefit to key financial metrics  Experienced board and management in the growing lithium market  (a) Consideration transferred  The following table summarises the preliminary fair value of each major class of consideration transferred at the date of acquisition:  $‘000  Equity instruments issued  196,624  Replacement share-based payment awards  1,486  Total consideration transferred (1)  198,110  (1) Amount excludes the preliminary fair value associated with settlement of the pre-existing contractual arrangement between Piedmont and Sayona. Refer to Note 17 (c) for further details.  Elevra Interim Financial Report  39

 Equity instruments issued  The following table summarises the calculation of the total value of equity instruments issued:  Number of Piedmont common stock on issue on date of acquisition (#)  21,946,069  Exchange ratio (per share of Piedmont common stock) (#)  527  Number of Sayona ordinary shares issued (#) (1)  11,565,602,304  Closing price of Sayona ordinary shares traded on the ASX on date of acquisition (A$)  0.0260  Total value of equity instruments issued ($’000) (2)  196,624  Amount may not reconcile as individual shareholdings have been rounded up to the nearest share on conversion of Piedmont common stock to fully paid ordinary shares in Sayona Mining Limited.  Amount has been converted to United States dollars on the date of acquisition using an exchange rate of A$1.00:US$0.6539.  Replacement share-based payment awards  In accordance with the terms of the Merger Agreement, the Group exchanged equity awards held by employees of Piedmont (acquiree awards) for equity awards in Elevra (replacement awards).  The value of the replacement awards is $1.5 million, which relates solely to past service and has been included in the total consideration paid on business combination.  Merger transaction costs  For the half year ended 31 December 2025, the Group incurred non-recurring merger transaction and integration costs of  $8.3 million (31 December 2024: $3.4 million) in relation to corporate advisory and success fees, legal fees and other due diligence costs, of which $7.9 million is included within ‘External services’, and $0.3 million is included within ‘Administration and corporate overheads’ and $0.1 million is included within ‘Employee benefits expense’. Refer to Note 6 for further details.  To date, the Group has incurred non-recurring merger transaction and integration costs of $16.4 million mainly relating to legal fees, corporate advisory and success fees and other due diligence costs.  Identiﬁable assets acquired and liabilities assumed  The following table summarises the recognised amounts of assets acquired and liabilities assumed at the date of acquisition:  $‘000  Cash and cash equivalents  34,452  Trade and other receivables  25,656  Other financial assets  4,489  Property, plant and equipment  38,565  Advances to affiliates  16,844  Other assets  573  Fair value of total assets acquired  120,579  Trade and other payables  30,156  Interest bearing liabilities  24,750  Provisions  9,598  Fair value of total liabilities assumed  64,504  Fair value of net assets acquired  56,075  Elevra Interim Financial Report  40

 Fair values measured on a provisional basis  Certain items impacting the accounting of the business combination remain provisional as at 31 December 2025 due to ongoing work associated with finalising key estimates and judgements, including valuations. The Group will finalise its accounting for the business combination in the consolidated financial statements for the year ended 30 June 2026, in accordance with the requirements of AASB 3 Business Combinations.  If new information arises within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition, or any additional provisions that existed at the date of acquisition, the accounting for the business combination will be revised.  (d) Gain on bargain purchase  A gain on bargain purchase arising from the acquisition has been recognised as follows:  $‘000  Total consideration transferred  198,110  Buy-out of non-controlling interest in Sayona Québec(1)  (67,963)  Settlement of pre-existing contractual arrangement  (137,000)  Fair value of identifiable net assets  (56,075)  Gain on bargain purchase  (62,928)  (1) As at 30 June 2025, the Group recognised Piedmont’s non-controlling interest in Sayona Québec of $37.8 million.  The following items are material to the calculation of the gain on bargain purchase:  Buy-out of non-controlling interest in Sayona Québec  Prior to merger completion, Sayona Inc., a subsidiary of Sayona, held a 75 per cent interest in Sayona Québec Inc., with Piedmont Lithium Québec Holdings Inc., a subsidiary of Piedmont, holding the remaining non-controlling interest of 25 per cent. The acquisition of Piedmont by Sayona resulted in the buy-out of the non-controlling interest in Sayona Québec, which is treated  as an equity transaction in accordance with AASB 10 Consolidated Financial Statements.  Settlement of pre-existing contractual arrangement  Prior to the acquisition of Piedmont by Sayona, the parties entered into a supply contract under which Sayona sold spodumene concentrate to Piedmont. At the date of acquisition, the fair value of the contract will be determined by reference to terms for current market transactions for the same or similar items. Consequently, the acquisition of Piedmont by Sayona resulted in the settlement of a pre-existing contractual arrangement, and the allocation of purchase consideration to the settlement of this pre-existing contractual arrangement.  Elevra Interim Financial Report  41

18. Related Party Transactions

The following table reflects significant transactions and outstanding balances with related parties (excluding compensation to key management personnel) during and at the end of the reporting period:

	Associates		Joint ventures	
	31 December 2025 $'000	31 December 2024 $'000	31 December 2025 $'000	31 December 2024 $'000
Transactions with related parties				
Sales of goods and services	**–**	–	**15,716**	64,762
Net increase (decrease) in other amounts owing with related parties	**104**	100	**–**	–

	Associates		Joint ventures	
	31 December 2025 $'000	30 June 2025 $'000	31 December 2025 $'000	30 June 2025 $'000
Outstanding balances with related parties				
Sales of goods and services	**–**	–	**–**	9,149
Purchases of goods and services	**(29)**	(53)	**–**	(439)

On 9 January 2021, the Group entered into a Spodumene Concentrate Purchase Agreement ("the Agreement") with Piedmont Lithium Carolinas, Inc., a wholly owned subsidiary of Piedmont Lithium Inc., for the annual supply of 50 per cent or 113,000 dry metric tonnes of spodumene concentrate production from North American Lithium, whichever is greater. The price paid by Piedmont for the supply of spodumene concentrate is equivalent to an average CIF China market price (in United States dollars) for 6.0 per cent Li_2O spodumene concentrate on a dry basis, with a minimum price of US$500 per tonne and a maximum price of US$900 per tonne on a delivered basis. The term of the Agreement is the life of mine of North American Lithium.

Upon completion of the merger between Piedmont and Sayona on 30 August 2025 (Australian time), the impact of this agreement eliminates on consolidation and is no longer reflected in the above transactions and outstanding balances.

All other transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.

19. Subsequent Events

Revision to non-convertible redeemable cumulative preference share agreement

On 30 January 2026, the Group entered into a revised agreement with Investissement Québec (IQ) to postpone to 1 September 2028 any payment made in connection with the redemption by NAL of the non-convertible redeemable cumulative preference shares held by IQ in the share capital of NAL, having an aggregate stated capital of C$20 million plus accrued interest. The total payable balance to IQ as at 31 December 2025 amounted to US$20.3 million, inclusive of accrued interest.

In addition to extending payment to 1 September 2028, a new relief mechanism was included in the revised agreement in which NAL may reduce its liability to IQ if certain local transformation conditions are met.

No matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.

Elevra Interim Financial Report
42

 In accordance with a resolution of the directors of Elevra Lithium Limited, we declare that in the opinion of the directors:  The consolidated financial statements and notes of Elevra Lithium Limited for the half year ended 31 December 2025 are in accordance with the Corporations Act 2001, including:  complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and  giving a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half year ended on that date.  There are reasonable grounds to believe that Elevra Lithium Limited will be able to pay its debts as and when they become due and payable.  This declaration has been made after receiving the declaration made to the directors for the half year ended 31 December 2025 in accordance with the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations.  On behalf of the Board  Directors’ Declaration  Lucas Dow  Managing Director and Chief Executive Officer  25 February 2026  Laurie Lefcourt  Chair, Audit and Risk Committee  25 February 2026  Elevra Interim Financial Report  43

Independent Auditor's Review Report

Shape the future with confidence

Ernst & Young
111 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 7 3011 3333
Fax: +61 7 3011 3100
ey.com/au

Independent auditor's review report to the members of Elevra Lithium Limited

Conclusion

We have reviewed the accompanying half-year financial report of Elevra Lithium Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 31 December 2025, the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the Group does not comply with the *Corporations Act 2001*, including:

a. Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2025 and of its consolidated financial performance for the half-year ended on that date; and

b. Complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

Basis for conclusion

We conducted our review in accordance with ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity* (ASRE 2410). Our responsibilities are further described in the *Auditor's responsibilities for the review of the half-year financial report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors' responsibilities for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the Group's financial position as at 31 December 2025 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Elevra Interim Financial Report
44

EY

Shape the future
with confidence

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Andrew Carrick
Partner Brisbane
25 February 2026

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Elevra Interim Financial Report

45

Corporate Directory

Company

Elevra Lithium Limited
ABN 26 091 951 978

The Company is listed on the Australian Securities Exchange (ASX)
ASX Code ELV

The Company is listed on the National Association of Securities Dealers Automated Quotations (Nasdaq)
Nasdaq Code ELVR

Directors

Mr Lucas Dow
Managing Director and Chief Executive Officer

Ms Christina Alvord
Non-Executive Director

Mr Jeffrey Armstrong
Non-Executive Director

Mr Jorge Beristain
Non-Executive Director

Mr James Brown
Non-Executive Director

Mr Allan Buckler
Non-Executive Director

Ms Dawne Hickton
Non-Executive Director

Ms Laurie Lefcourt
Non-Executive Director

Executive Leadership Team

Mr Lucas Dow
Managing Director and Chief Executive Officer

Mr Christian Cortes
Chief Financial Officer

Mr Sylvain Collard
President and Chief Operating Officer of Canada

Company Secretary

Mr Dylan Roberts

Office Locations

Brisbane Office (Registered Office)
Level 3, 10 Eagle Street
Brisbane, Queensland 4000
Australia

GPO Box 1638
Brisbane, Queensland 4001
Australia

Telephone +61 7 3369 7058
Email info@elevra.com
Website www.elevra.com

Auditor

Ernst & Young
Level 51, 111 Eagle Street
Brisbane, Queensland 4000
Australia

Telephone +61 7 3011 3333

Lawyer

Herbert Smith Freehills Kramer
Level 34, 161 Castlereagh Street
Sydney, New South Wales 2000
Australia

Telephone +61 2 9225 5000

Share Registry

Computershare Investor Services Pty Limited
Level 1, 200 Mary Street
Brisbane, Queensland 4000
Australia

Telephone 1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Facsimile +61 3 9473 2500

Website www.computershare.com

Elevra Interim Financial Report
46

Elevra Interim Financial Report  47

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